--------
 FORM 4
--------
--
   Check this box if no longer
-- subject to Section 16. Form 4 or
   Form 5 obligations may continue.
   See Instruction 1(b).
                                                     ---------------------------
UNITED STATES SECURITIES AND EXCHANGE COMMISSION            OMB Approval
             Washington, D.C. 20549                  ---------------------------
                                                     OMB Number:       3235-0287
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP     Expires: September 30, 1988
                                                     Estimated average burden
        Filed pursuant to Section 16(a)              hours per response .....0.5
    of the Securities Exchange Act of 1934,          ---------------------------
      Section 17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         6. Relationship of Reporting Person(s) to
                                                                                            Issuer
1. Name and Address of Reporting Person*   2. Issuer name and Ticker or Trading Symbol      (Check all applicable)
----------------------------------------   -------------------------------------------   -----------------------------------------

   Rittereiser,  Fredric        W.         The Ashton Technology Group, Inc.; "ASTN"     Director                  10% Owner
   (Last)        (First)        (Middle)                                                 --------                  ---------
                                                                                                                    X(1)(2)
   c/o UTTC
   1900 Market Street, Suite 701                                                         Officer                   Other
                 (Street)                                                                (give title below)        (specify below)
                                                                                         ------------------        ---------------
   Philadelphia, PA             19103-0012                                                     X
   (City)        (State)        (Zip)
                                                                                         CEO and President (3)
                                                                                         -----------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                           3. IRS or Social Security                      5. If Amendment,
                              Number of Reporting      4. Statement for      Date of Original   7. Individual or Joint/Group Filing
                              Person (Voluntary)          Month/Year         (Month/Day/Year)      (Check Applicable Line)
                           -------------------------   ----------------   ----------------      -----------------------------------

                                                       October 1996                             Form (filed by   Form (filed by More
                                                                                                One Reporting    than One Reporting
                                                                                                Person           Person
                                                                                                --------------   -------------------
                                                                                                       X

------------------------------------------------------------------------------------------------------------------------------------

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------

                                                                              5. Amount of          6. Ownership
                                                       4. Securities             Securities            Form:          7. Nature of
                                                          Acquired (A) or        Beneficially          Direct (D)        Indirect
1. Title of                           3. Transaction      Disposed of (D)        Owned at              or                Beneficial
   Security     2. Transaction Date      Code             (Instr. 3, 4           End of Month          Indirect (I)      Ownership
   (Instr. 3)      (Month/Day/Year)      (Instr. 8)       and 5)                 (Instr. 3 and 4)      (Instr. 4)        (Instr. 4)
-------------   -------------------   --------------   ------------------     -------------------   ---------------   -------------

                                                                (A)
                                                                or
                                      Code       V     Amount   (D)   Price
                                      ----       -     ------   ---   -----

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------

               2. Conversion                                       5. Number of             6. Date
                  or                                                  Derivative               Exercisable       7. Title and
1. Title of       Exercise                                            Securities               and                  Amount of
   Derivative     Price of    3. Transaction       4. Transaction     Acquired (A) or          Expiration           Underlying
   Security       Derivative     Date                 Code            Disposed of (D)          Date                 Securities
   (Instr. 3)     Security       (Month/Day/Year)     (Instr. 8)      (Instr. 3, 4, and 5)     (Month/Day/Year)     (Instr. 3 and 4)
-------------  -------------  -------------------  --------------  -----------------------  -------------------  -------------------

                                                                                            Date       Expira-             Amount or
                                                                                            Exer-      tion                Number of
                                                   Code       V    (A)          (D)         cisable    Date      Title     Shares
                                                   --------   ---  ---          ---         -------    -------   -----     ---------

Common Stock   $4.50          10/22/96             J(4)       V    1,000,000                4/2/97     6/2/97    Common    1,000,000
Call Options                                                                                                     Stock
-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------
Common Stock   $4.50          10/22/96             J(5)       V      107,500                (5)        (5)       Common      107,500
Put Options                                                                                                      Stock
-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

------------------------------------------------------------------------------------------------------------------------------------

                              9. Number of     10. Ownership
                                 derivative        Form of
                                 Securities        Derivative     11. Nature of
1. Title of    8. Price of       Beneficially      Security:          Indirect
   Derivative     Derivative     Owned at          Direct (D) or      Beneficial
   Security       Security       End of Month      Indirect (I)       Ownership
   (Instr. 3)     (Instr. 5)     (Instr. 4)        (Instr. 4)         (Instr. 4)
-------------  -------------  ---------------  -----------------  --------------

Common Stock   N/A            1,000,000        D
Call Options
-------------  -------------  ---------------  -----------------  --------------
Common Stock   N/A              107,500        D
Put Options
-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

--------------------------------------------------------------------------------

Explanation of Responses:

See Exhibit A for Explanation of Responses (1)-(5).
                                                                                      /s/Fredric W. Rittereiser           11/1/96
                                                                                      -------------------------------     ----------
** International misstatements or omissions of facts constitute Federal Criminal      **Signature of Reporting Person     Date
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7-96)

                                                                       Exhibit A


         Addendum to FORM 4 for Fredric W. Rittereiser for October 1996


(1) Fredric W. Rittereiser was part of a group of Reporting Persons (the "Group") that filed a Schedule 13D on September 13, 1996. The aggregate number of shares of common stock of Ashton owned by the members of the Group was 1,601,000 shares, comprising approximately 21.17% of the outstanding shares of Ashton. As of September 13, 1996 Fredric W. Rittereiser did not have a pecuniary interest in any shares of common stock of Ashton. The Reporting Persons disbanded the Group with the filing of Amendment No. 2 to Schedule 13D on October 28, 1996. As of October 28, 1996, Fredric W. Rittereiser was no longer a 10% Owner of Ashton.

(2) Neither the filing of this Form 4 nor any of its contents shall be deemed to constitute an admission that Mr. Rittereiser is or was the beneficial owner of any shares of common stock of Ashton held by other members of the Group, for purposes of ss.16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3) Fredric W. Rittereiser was appointed Chief Executive Officer and President of Ashton on October 22, 1996.

(4) Subject to the terms and conditions of a Settlement Agreement, dated October 22, 1996, and in consideration for $250,000 payable by Fredric W. Rittereiser to Helen J. Tate, as trustee for the Tate Trusts, Mr.
     Rittereiser or his designee shall have the right and option (the "Call Option") to purchase and acquire all of the 1,000,000 Trust Shares of Ashton Common Stock for a total purchase price of $4,500,000.

(5) Subject to the terms and conditions of a Settlement Agreement, dated October 22, 1996, Mr. Rittereiser granted to Raymond T. Tate the right and option (the "Put Option"), exercisable by written notice by Rittereiser or his designee, at any time during the period beginning at 12:00 a.m., New York time, on the business day immediately following exercise of the Call Option and ending at 11:59 p.m. on the fifth business day immediately following exercise of the Call Option (the "Put Exercise Period"), to require Mr. Rittereiser or his designee to purchase and acquire from Raymond T. Tate all 107,500 of the Tate Shares for a total purchase price of $483,750 (the "Put Exercise Price").